UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING
GENERAL INSTRUCTIONS
A.
Name of issuer or person filing ("Filer"): Corem Property Group AB (publ)
B.
(1) This is an (check one)


original filing for the Filer x


amended filing for the Filer

(2) Check following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ?
C.
Identify the filing in conjunction with which this Form is being filed:
Name of
registrant
Klovern AB (as Subject Company)
Form Type
Form CB
File Number (if
known)

Filed by
Corem Property Group AB (publ)
Date Filed
May 21, 2021 (filed concurrently with Form CB)
(if filed concurrently, so indicate)
D.
The Filer is incorporated or organized
under the laws of
Sweden


(jurisdiction name under whose laws the issuer is organized/incorporated) and has its principal place of business at
Riddargatan 13 C, 114 51, Stockholm,
Sweden

+ 46850385333

(full address)

(telephone number)
E.
The Filer designates and appoints
CT Corporation System
("Agent") located at


(name of United States person serving as agent)


28 Liberty Street, New York, NY 10005, United States

+I (212) 894-8940
as the agent of the Filer

(full United States address)

(telephone number)


upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)
any investigation or administrative proceeding conducted by the Commission; and
(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on May 21, 2021 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.









Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.


F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB;

The Filer further undertakes to advise the Commission
promptly of any change to the Agent's name or address
during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff; and to furnish promptly, when
requested to do so by the Commission staff, information
relating to: Form CB and, as applicable; the securities
to which such Form CB relates; and the transactions in such
securities.
The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stockholm, country of Sweden this 21st day of May,
2021
Filer:
Corem Property Group AB (publ)

By:
/s/ Eva Landen

(Signature)



Eva Landen
Chief Executive Officer

(Name and Title)



May 21, 2021

(Date)
















CT Corporation System


By:
/s/ Olga Hinkel

(Signature)



Olga Hinkel, VP

(Name and Title)



May 21, 2021

(Date)